UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Virtus Investment Partners, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92828Q 109

(CUSIP Number of Class of Securities)

Mark S. Flynn, Esq.

Executive Vice President, General Counsel and Secretary

100 Pearl Street

Hartford, Connecticut 06103

(800) 248-7971

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Eric Swedenburg, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
Not applicable	Not applicable

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Schedule TO relates solely to the announcement by Virtus Investment Partners, Inc. (the “Company”), in a press release issued May 9, 2016, of its intention to commence a “modified Dutch auction” cash tender offer to purchase shares of its common stock having an aggregate purchase price of up to $75,000,000. This Schedule TO and the attached press release is for informational purposes only, is not a recommendation to buy or sell the Company’s common stock, and does not constitute an offer to buy or the solicitation to sell shares of the Company’s common stock. The tender offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that the Company expects to file on or about May 10, 2016 with the Securities and Exchange Commission (“SEC”). SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Once the tender offer has commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov. Additional copies of these materials may be obtained for free by contacting D.F. King & Co., Inc., the information agent for the tender offer, at 48 Wall Street, 22nd Floor, New York, NY 10005, toll-free at (800) 884-5882 or vrts@dfking.com.

Item 12	Exhibits

Exhibit No.	Document Description

99.1	Press Release, dated May 9, 2016.

INDEX OF EXHIBITS

Exhibit No.	Document Description

99.1	Press Release, dated May 9, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIRTUS INVESTMENT PARTNERS, INC.

By:	/s/ Michael A. Angerthal
Name:	Michael A. Angerthal
Title:	Chief Financial Officer

Date: May 9, 2016